[redacted]

12011179

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FEB 24 2012

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SEC FILE NUMBER
8 - ~~52491~~

8-67350

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Reuven Enterprises Securities Division, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Broad Street, Suite 1504
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra A. Cardinale (212) 480-9175 x 1002
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

5918 W. Courtyard Drive, Suite 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Chandra A. Cardinale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reuven Enterprises Securities Division, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Rocio Roca
Notary Public, State of New York
No. 01R06156562
Qualified in New York County
Commission Expires 12/29/2014

Notary Public

Signature

Managing Partner
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

Financial Statements and Supplemental Schedule
December 31, 2011

(With Independent Auditors' Reports Thereon)

REVUEN ENTERPRISES SECURITIES DIVISION, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Reuven Enterprises Securities Division, LLC:

We have audited the accompanying statement of financial condition of Reuven Enterprises Securities Divison, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reuven Enterprises Securities Division, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 22, 2012

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	17,361
Clearing deposit		50,000
Receivable from clearing broker dealer		35,830
Other current assets		29,492
Total assets	$	132,683
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	30,988
Total liabilities		30,988
Member's equity		101,695
Total liabilities and member's equity	$	132,683

See notes to the financial statements and independent auditors' report.

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

Statement of Operations

For the Year Ended December 31, 2011

Revenues:		
Commission	$	407,368
Other		95,926
Total revenues		503,294
Operating expenses:		
Occupancy		5,393
Compensation, payroll taxes and benefits		37,678
Clearing costs		58,357
Professional fees		22,649
Registration and regulatory fees		32,530
Dues and subscriptions		10,785
Communications		6,834
Postage		2,721
Travel and entertainment		6,985
Research		5,907
General and administrative		24,595
Total operating expenses		214,434
Net income before income taxes		288,860
Income tax expense		4,319
Net income	$	284,541

See notes to the financial statements and independent auditors' report.

REUVEN ENTERPRISES SECURITIES DIVISION, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

Balance at December 31, 2010	$	161,818
Distribution		(344,664)
Net income		284,541
Balance at December 31, 2011	$	101,695

See notes to the financial statements and independent auditors' report.

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net income	$	284,541
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Change in assets and liabilities:		
Receivable from clearing broker dealer		75,796
Other current assets		11,925
Accrued expenses and other liabilities		(20,237)
Net cash provided by operating activities		352,025
Cash flows from financing activities:		
Distributions		(344,664)
Net cash used in financing activities		(344,664)
Net increase in cash		7,361
Cash and cash equivalents at beginning of year		10,000
Cash and cash equivalents at end of year	$	17,361
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

REUVEN ENTERPRISES SECURITIES DIVISION, LLC
Notes to the Financial Statements
December 31, 2011

Note 1 - Nature of Business

Reuven Enterprises Securities Division, LLC (the "Company") is a Delaware limited liability company formed on March 23, 2006 and registered to do business in New York on March 30, 2006. It is wholly owned by Reuven Enterprises, Inc. (the "Parent" or "Member"). On November 16, 2006, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts on a fully –disclosed basis and perform record keeping functions accordingly, operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii) ("Rule 15c3-3"). As the Company operates under such exemptive provisions, the Company does not provide information relating to possession or control requirements under SEC Rule 15c3-3 and does not make a computation for the determination of the Reserve Requirements under SEC Rule 15c3-3.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

Note 2 - Significant Accounting Policies (continued)

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash equivalents, demand deposit, receivables from clearing broker dealer, accounts payable and accrued expense, approximate their fair values due to their short maturities.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Since the Company operates in New York City, the Company is subject to New York City unincorporated business taxes. Accordingly, the Company provides for unincorporated business taxes on a material basis. For the year ended December 31, 2011, the Company's New York City unincorporated business tax expense was not significant.

Management Review
The Company has evaluated subsequent events through February 22, 2012, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Clearing Deposit

The Company maintains a deposit account with Penson Financial Services, Inc. ("Penson") as part of the Company's contract for services. Penson requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2011, cash of $50,000 has been maintained as a deposit.

Note 4 - Significant Provisions of the Company's Limited Liability Agreement

The Company's profits and losses shall be allocated to each member in proportion to their share interests owned.

The Company's duration is perpetual. The Company can be dissolved as a result of the following events: bankruptcy, decision of the members holding a majority of the share interests to dissolve the Company; sale or disposition of all or substantially all of the Company's property; or dissolution of the Company pursuant to operation of law or judicial decree.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the membership agreement, the remaining funds of the Company, pro rata in proportion of positive balances in the capital accounts in the Company.

Note 5 - Related Party Transactions

The Company entered into an expense-sharing agreement with the Parent. Under the terms of the agreement, the Company will bear a portion (25% for 2011) of joint administrative and overhead costs incurred by the Parent. The Company paid approximately $104,000 during the year ended December 31, 2011, which was allocated in the applicable operating expense category in the statement of operations.

Note 6 - Commitments and Contingencies

The Company leases its office space under a non-cancelable operating lease with the Parent. The Company's allocated expense of the rent for the operating lease approximated $11,000 for the year ended December 31, 2011.

Under the current expense-sharing agreement with the Parent, the Company's allocated expense portion of future minimum lease commitments under non-cancelable operating at December 31 are as follows:

2012	$	16,032
2013		16,435
2014		16,848
2015		17,273
2016		18,550
Thereafter		90,462
Total minimum lease payments	$	175,600

Litigation

The Company from time to time incurs legal fees related to potential contingencies and claims by customers. However, at December 31, 2011, there were no significant outstanding legal actions or claims against the Company.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $72,203 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.43 to 1.

Schedule I

REUVEN ENTERPRISES SECURITIES DIVISION, LLC
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

Total member's equity qualified for net capital	$ 101,695
Deductions and/or charges	
Non-allowable assets:	
Other current assets	29,492
Total deductions and/or charges	29,492
Net capital before haircuts on securities	72,203
Haircuts on securities	-
Net capital	$ 72,203
Aggregate indebtedness	
Accrued expenses and other liabilities	$ 30,988
Total aggregate indebtedness	$ 30,988
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 67,203
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 66,203
Ratio of aggregate indebtedness to net capital	0.43 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as reported by Reuven Enterprises Securities Division, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Reuven Enterprises Securities Division, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Reuven Enterprises Securities Division, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 22, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners of Reuven Enterprises Securities Division, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Reuven Enterprises Securities Division, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in Reuven Enterprises Securities Division, LLC's compliance with the applicable instructions of the Form SIPC-7. Reuven Enterprises Securities Division, LLC's management is responsible for Reuven Enterprises Securities Division, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 22, 2012

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067350 FINRA DEC
REUVEN ENTERPRISES SECURITIES DIVISION LLC 6*6
90 BROAD ST STE 1504
NEW YORK NY 10004-2276

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,127

B. Less payment made with SIPC-6 filed (exclude interest) (646)
7/29/11 & 8/25/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 481

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 481

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 481

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 503,293
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,683
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 450,610
2e. General Assessment @ .0025	$ 1,127 (to page 1, line 2.A.)